Exhibit 3
Company Contacts:
Ira W. Berman, Chairman
800-524-2720

FOR IMMEDIATE RELEASE
CCA INDUSTRIES, INC. ANNOUNCES TWENTY-FIFTH CONSECUTIVE DIVIDEND AND PRELIMINARY SETTLEMENT OF A CLASS ACTION LAWSUIT.
East Rutherford, NJ May 28, 2010: CCA Industries, Inc. (NYSE Amex: “CAW”), announced today that its Board of Directors has approved a dividend of $0.07 per share to all shareholders of record as of August 2, 2010 and payable on September 2, 2010. This will be the Company’s 25th consecutive dividend.
The Company also entered into a preliminary settlement of the class action lawsuit, Denise Wally vs. CCA Industries, Inc., in the Superior Court of Los Angeles, California, regarding the advertising and packaging of the Company’s dietary supplement product. The settlement is subject to a Final Order of Settlement approved by the Court. The settlement provides for a one-time payment of $2.5 million into a common fund to be disbursed as provided for in the Final Order of Settlement.
“The Company denies all of the allegations of any wrongdoing and liability in regard to its advertising, however the Board of Directors believed that in the light of the costs, risks and the substantial disruption of its business by the litigation, that it was in the best interests of the Company to settle the case. The settlement will have no effect on the operations of the Company”, stated Dunnan Edell, President. The $2.5 million payment will be taken as a charge against the second quarter 2010 earnings. “This would be a one-time expense, and fortunately, due to the Company’s strong financial position, the settlement should have no substantial effect on the Company’s business going forward.”
The Company also settled a dispute with its insurance carrier regarding its advertising insurance. The settlement calls for the insurance carrier to pay 50% of all legal fees and related costs associated with the Wally litigation, up to a maximum of $475,000.
CCA Industries Inc. manufactures and markets health and beauty aids, each under its individual brand name. The products include, principally, “Plus+White” toothpastes and teeth whiteners, “Mega-T “ Green Tea diet supplements, “Mega-T” Green Tea gum and mint products, “Bikini Zone”, medicated topical and shave gels, “Nutra Nail” nail care treatments, “Scar Zone” scar treatment products, “Sudden Change” anti-aging skin care products, “Parfume de Vanille” fragrances, “Solar Sense” sun protection products, “Hair Off” hair removal and depilatory products, “Wash ‘N Curl” shampoos and conditioners and Pain Bust RII, an analgesic product.
Statements contained in the news release that are not historical facts are forward looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission.